SEC 1745 (02-02)	Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

UNITED STATES	OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION	OMB Number: 3235-0145
Washington, D.C. 20549	Expires: December 31, 2005
SCHEDULE 13G/A	Estimated average burden hours per response. . 11

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

Jones Soda Co.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

48023P106

(CUSIP Number)

December 31, 2002

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ]	Rule 13d-1(b)
[ ]	Rule 13d-1(c)
[ X ]	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 48023P106

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Peter Van Stolk

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
Not applicable
	(a)	[ ]
	(b)	[ ]

3.	SEC Use Only

4.	Citizenship or Place of Organization Canada

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 2,207,414 shares

	6.	Shared Voting Power -0-

	7.	Sole Dispositive Power 2,207,414 shares

	8.	Shared Dispositive Power -0-

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,207,414 shares

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]

11.	Percent of Class Represented by Amount in Row (9) 10.8%

12.	Type of Reporting Person (See Instructions) IN

Item 1.
	(a)	Name of Issuer Jones Soda Co. (“Issuer”)
	(b)	Address of Issuer's Principal Executive Offices 234 9th Avenue North Seattle, WA 98109

Item 2.
	(a)	Name of Person Filing Peter Van Stolk
	(b)	Address of Principal Business Office or, if none, Residence 234 9th Avenue North Seattle, WA 98109
	(c)	Citizenship Canada
	(d)	Title of Class of Securities Common Stock
	(e)	CUSIP Number 48023P106

Item 3.	Statement Filed Pursuant to Rule 13d-1(b) or 13d-2(b) or (c) by: [not applicable]
	(a)	[ ]	Broker or Dealer registered under Section 15 of the Act
	(b)	[ ]	Bank as defined in Section 3(a)(6) of the Act
	(c)	[ ]	Insurance Company as defined in Section 3(a)(19) of the Act
	(d)	[ ]	Investment Company registered under Section 8 of the Investment Company Act
	(e)	[ ]	Investment Adviser registered under § 203, Investment Advisers Act
	(f)	[ ]	Employee Benefit Plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F)
	(g)	[ ]	Parent Holding Company or control person in accordance with Rule 13d-1(b)(1)(ii)(G)
	(h)	[ ]	Savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act
	(i)	[ ]	Church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940
	(j)	[ ]	Group, in accordance with Rule 13d-1(b)(1)(ii)(J)
If this statement is filed pursuant to Rule 13d-1(c), check this box: [ ]

Item 4.	Ownership of More than Five Percent of Class:
	(a)	Amount beneficially owned: 2,207,414 shares(1)
	(b)	Percent of class: 10.8%(2)
	(c)	Number of shares as to which the person has:
		(i)	Sole power to vote or to direct the vote 2,207,414 shares
		(ii)	Shared power to vote or to direct the vote -0-
		(iii)	Sole power to dispose or to direct the disposition of 2,207,414 shares
		(iv)	Shared power to dispose or to direct the disposition of -0-
(1) Consists of 1,617,144 shares of common stock and stock options exercisable within 60 days of December 31, 2002 to purchase an aggregate of 590,000 shares of common stock.

(2)     Calculated in accordance with Exchange Act Rule 13d-3 based on 20,390,596 shares of common stock deemed outstanding, comprised of (a) 19,800,596 shares outstanding as of the close of business on September 30, 2002 (as reflected in Issuer’s Form 10-QSB for the quarter ended September 30, 2002), plus (b) an aggregate of 590,000 shares issuable under stock options exercisable within 60 days of December 31, 2002 held by Mr. Van Stolk.

Item 5.	Ownership of Five Percent or Less of a Class
[not applicable]

Item 6.	Ownership of More than Five Percent on Behalf of Another Person
[not applicable]

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
[not applicable]

Item 8.	Identification and Classification of Members of the Group
[not applicable]

Item 9.	Notice of Dissolution of Group
[not applicable]

Item 10.	Certification
[not applicable]

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 7, 2003
Date
/s/ Peter Van Stolk
Signature
Peter Van Stolk
Name/Title